Filed Pursuant to Rule 433
Registration Statement No. 333-186257
Registration Statement No. 333-186257-01
Pricing Term Sheet

BERKSHIRE HATHAWAY FINANCE CORPORATION

Pricing Term Sheet

$650,000,000 Floating Rate Senior Notes due 2017

$100,000,000 2.000% Senior Notes due 2018

Issuer:	Berkshire Hathaway Finance Corporation
Guarantor:	Berkshire Hathaway Inc.
Trade Date:	January 6, 2014
Settlement Date:	January 10, 2014 (T+4)

Floating Rate Senior Notes due 2017

Principal Amount:	$650,000,000
Maturity Date:	January 10, 2017
Issue Price (Price to Public):	100% of face amount
Gross Spread:	20 bps
Proceeds to Issuer:	$648,700,000
Interest Rate Index:	Three-Month LIBOR (Reuters Page LIBOR01)
Spread to Index:	+15 bps
Day Count Convention:	Actual/360
Interest Payment and Reset Dates:	Each January 10, April 10, July 10 and October 10, commencing April 10, 2014
Interest Determination Dates:	Quarterly, on second London business day prior to applicable Interest Payment Date, except that initial Interest Determination Date will be January 8, 2014
Optional Redemption:	None
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	084664 CA7
ISIN:	US084664CA72

2.000% Senior Notes due 2018

Principal Amount:	$100,000,000
Maturity Date:	August 15, 2018
Issue Price (Price to Public):	100.231% of face amount, plus accrued interest from August 15, 2013
Gross Spread:	32.5 bps
Proceeds to Issuer:	$99,906,000 (excludes $805,555.56 of accrued interest)
Interest Rate:	2.000% per annum
Benchmark Treasury:	1.500% due December 31, 2018
Benchmark Treasury Yield:	1.697%
Spread to Benchmark Treasury:	+25 bps
Yield to Maturity:	1.947%
Day Count Convention:

30/360

If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on such interest payment date.

Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2014
Make-Whole Call:	At any time at Treasury plus 10 bps

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	084664 BY6
ISIN:	US084664BY67

Other Information

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

The 2.000% Senior Notes due 2018 (the “2018 Notes”) offered hereby are offered as part of a reopening of a series of previously issued notes. The 2018 Notes offered hereby will have the same terms as, and will be fungible with, the 2018 Notes previously issued, but will be offered at a different offering price. Once issued, the 2018 Notes offered hereby will become part of the same series as the notes with the same tenor previously issued.

The initial offering price for the 2018 Notes will include amounts attributable to interest accrued from August 15, 2013, which we call “pre-issuance accrued interest.” Pre-issuance accrued interest will be included in the accrued interest to be paid on the 2018 Notes on the first interest payment date after the issuance of the 2018 Notes. In accordance with applicable Treasury regulations, for U.S. federal income tax purposes, we will treat the 2018 Notes as having been purchased for a price that does not include any pre-issuance accrued interest. If the 2018 Notes are so treated, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest and, accordingly, will not be taxable as interest on the 2018 Notes.

If a U.S. holder’s initial purchase price for a 2018 Note (excluding pre-issuance accrued interest) exceeds the stated principal amount of the 2018 Note, the holder will be considered to have amortizable bond premium equal to such excess. A U.S. holder generally may elect to amortize the premium over the remaining term of such 2018 Note on a constant yield method as an offset to interest when includible in income under the holder’s regular method of tax accounting. In such case, the U.S. holder’s tax basis in the 2018 Note will be reduced by the amortized premium. However, because the 2018 Notes may be redeemed by us prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of premium that a U.S. holder may amortize with respect to the 2018 Notes. U.S. holders should consult their tax advisors about the decision to amortize premium and the effects of such an election, including the effect on other debt instruments held by the U.S. holder.

Settlement Period: The closing will occur on January 10, 2014, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

Each of the issuer and the guarantor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC at (800) 326-5897.